Exhibit 99.1

BANK OF MONTREAL
Corporate Secretary’s Department
21st Floor, 100 King Street West
First Canadian Place
Toronto, Ontario M5X 1A1

Telephone:	(416) 867-6786
Fax:	(416) 867-6793
E-mail:	karen.eastburn@bmo.com

January 3, 2012

Alberta Securities Commission

British Columbia Securities Commission

Autorité des marchés financiers

Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Commission

The Saskatchewan Securities Commission

Government of Northwest Territories

Government of Nunavut

Government of Yukon

Toronto Stock Exchange – Advisory Affairs Division

The Canadian Depository for Securities Ltd. (By fax)

Dear Sir/Madams:

Annual Meeting – Bank of Montreal

As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following:

Date of Annual Meeting of Shareholders	March 20, 2012
Record Date for Notice and Voting	February 1, 2012
Beneficial Ownership Determination Date	February 1, 2012
Securities entitled to Receive Notice of and Vote at the Meeting	Common Shares
Special Meeting (as defined in NI 54-101)	No

Yours Truly,

/s/ Karen Eastburn

Karen Eastburn

Assistant Corporate Secretary